Exhibit 99.1

Valens Semiconductor Reports Strong Third Quarter 2026 Results

●	Delivered Q3 2026 revenue of $21.9 million, exceeding the top end of our guidance

●	Q3 2026 gross margin: 62.2% GAAP; 64.4% non-GAAP

●	Cash, cash equivalents and short-term deposits as of September 30, 2026: $74.7 million

HOD HASHARON, Israel, November 11, 2026 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leading provider of high-performance connectivity chipsets, today reported financial results for the third quarter ended September 30, 2026.

“We are pleased with our performance in the third quarter, where we exceeded our guidance and delivered revenue of $21.9 million,” said Yoram Salinger, CEO of Valens Semiconductor. “One year into my tenure as CEO, I’m proud to introduce a new growth plan that builds on our strength in premium solutions while opening the door to significantly larger, mainstream markets. In audio-video, we announced the launch of the VS6310 chip, which will be the cornerstone for our strategy of embedding our technology inside a range of video conferencing devices. In automotive, we announced a strategic collaboration with leading image sensor manufacturer onsemi to bring A-PHY into high-volume automotive camera applications. We’re optimistic that our growth strategy will allow us to expand our share in the markets we serve”.

Q3 2026 Business Highlights:

●	Announced the VS6310, a low-power USB3 extension chipset designed for integration directly into e/PTZ cameras, touch controllers, active cables and other small conference room peripherals.

●	Partnered with onsemi on a cost-optimized integrated sensor for high-volume 3-megapixel automotive camera applications.

●	New product launches based on the VS3000 and VS6320 chipsets by Sound Control Technologies, Blustream, Atlona, and Jabra.

Q3 2026 Financial Highlights:

●	Q3 2026 revenue reached $21.9 million, exceeding our quarterly guidance of $21.3-$21.7 million, compared to $18.1 million in Q2 2026 and $17.3 million in Q3 2025.

o	Q3 2026 Cross-Industry Business (“CIB”) revenue accounted for approximately 65% of total revenue at $14.0 million compared to $13.1 million in Q2 2026 and compared to $13.2 million in Q3 2025.

o	Q3 2026 Automotive revenue accounted for approximately 35% of total revenue at $7.9 million, compared to $5.0 million in Q2 2026 and $4.1 million in Q3 2025, in line with our expectation and plan.

●	Q3 2026 GAAP gross margin was 62.2% (non-GAAP gross margin was 64.4%), above our guidance. This is compared to a GAAP gross margin of 61.5% for Q2 2026 and 63.0% for Q3 2025 (non-GAAP gross margin of 64.3% in Q2 2026 and 66.7% in Q3 2025). On a segment basis, Q3 gross margin from CIB was 66.8% and gross margin from Automotive was 53.9%. This compares to a Q2 2026 gross margin of 69.2% and 41.5%, respectively, and a Q3 2025 gross margin of 69.1% and 43.2%, respectively. The decrease in Q3 CIB gross margin compared to Q2 2026 and Q3 2025 was mainly due to a change in product mix. The increase in Q3 automotive gross margin compared to Q2 2026 was due to lower testing facility expenses incurred to prioritize and support production requirements, as well as a change in product mix.

●	Q3 2026 GAAP net loss amounted to $(5.5) million, compared to a net loss of $(8.1) million in Q2 2026 and a net loss of $(7.3) million in Q3 2025.

●	Q3 2026 adjusted EBITDA was a loss of $(2.7) million, better than the guidance range of a $(3.4)-$(2.8) million adjusted EBITDA loss. This compares to an adjusted EBITDA loss of $(4.2) million in Q2 2026 and an adjusted EBITDA loss of $(4.3) million in Q3 2025. The adjusted EBITDA improvement is related mainly to revenue increase, partially offset by planned tape out costs.

●	Cash, cash equivalents and short-term deposits as of September 30, 2026, were $74.7 million. This compares to cash, cash equivalents and short-term deposits of $83.4 million as of June 30, 2026 and to cash, cash equivalents and short-term deposits of $92.6 million as of December 31, 2025. The decrease in cash was primarily reflects timing differences in collections, driven by the higher volume of revenues recognized toward the end of the third quarter and are expected to be collected in the following quarter, in line with standard payment terms.

Financial Outlook for 2026

Valens Semiconductor is reaffirming its previously announced guidance for the full year 2026 to be between $78 million to $81 million, toward the upper end of the range. Full year 2026 Adjusted EBITDA is expected to be in the range of $(14.9) million and $(12.9) million loss.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens will host a conference call and webinar at 8:30 a.m. Eastern Time to discuss its operational and financial results followed by a question-and-answer session for the investment community. Investors are invited to attend by registering in advance here. A replay of the webinar will also be available shortly after the call in the Investors section of Valens’ website for 90 days. If you wish to dial in, please use the following options: United States (Local): +1 585 542 9983 OR +1 626 884 3620; United States (Toll-Free): +1 833 461 5787; United Kingdom (Toll-Free): +44 808 196 8935; United Kingdom (Local): +44 117 389 0104; Israel (Toll free): +972 1 800 015 664. Access Code: 655374317.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2025 (including its full year 2025 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 25, 2026, is available in the investor relations section of its website at https://investors.valens.com/financials/secfilings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2025 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers or suppliers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; risks related to our use of AI technologies; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty; political, economic, governmental and tax consequences, as well as geopolitical tensions, associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 25, 2026 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. Except as required by law, we undertake no obligations to make any revisions to the forward-looking statements contained in this press release or to update them to reflect events or circumstances occurring after the date of this press release, whether as a result of new information, future developments or otherwise.

About Valens Semiconductor

Valens Semiconductor (NYSE: VLN) is a leading provider of high-performance connectivity chipsets, enabling reliable, high-bandwidth, long-reach video transmission across the world’s most demanding applications. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, Advanced Driver Assistance Systems (ADAS) and autonomous driving. Valens is a pioneer in connectivity technologies and a key contributor to leading industry standards, including HDBaseT® and MIPI A-PHY. For more information, visit www.valens.com

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues	21,912	17,335	56,876	51,222
Gross Profit	13,626	10,922	35,252	32,339
Gross Margin	62.2%	63.0%	62.0%	63.1%
Net Loss	(5,498)	(7,321)	(21,840)	(22,813)
Working Capital[1]	86,264	98,857	86,264	98,857
Cash, Cash Equivalents and Short-Term Deposits[2]	74,741	93,549	74,741	93,549
Net Cash Used in Operating Activities	(8,526)	(4,662)	(17,504)	(12,423)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	64.4%	66.7%	64.6%	66.9%
Adjusted EBITDA Loss[4]	(2,748)	(4,297)	(12,441)	(12,659)
Non-GAAP Loss Per Share (in U.S. Dollars)[5]	$(0.02)	$(0.04)	$(0.10)	$(0.10)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended September 30, 2026, and 2025, share-based compensation and depreciation & amortization expenses were $489 thousand and $636 thousand, respectively. For the nine months ended September 30, 2026, and 2025, share-based compensation and depreciation expenses were $1,504 thousand and $1,916 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value earnout liability, which may vary from period-to-period, and certain batch production incident income. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
REVENUES	21,912	17,335	56,876	51,222
COST OF REVENUES	(8,286)	(6,413)	(21,624)	(18,883)
GROSS PROFIT	13,626	10,922	35,252	32,339
OPERATING EXPENSES:
Research and development expenses	(10,773)	(10,803)	(31,143)	(31,591)
Sales and marketing expenses	(5,297)	(5,201)	(15,704)	(15,974)
General and administrative expenses	(3,877)	(2,211)	(11,892)	(9,575)
Change in earnout liability	-	(744)	282	(81)
TOTAL OPERATING EXPENSES	(19,947)	(18,959)	(58,457)	(57,221)
OPERATING LOSS	(6,321)	(8,037)	(23,205)	(24,882)
Change in the fair value of Forfeiture Shares	-	1	-	1
Financial income, net	911	726	1,505	2,189
LOSS BEFORE INCOME TAXES	(5,410)	(7,310)	(21,700)	(22,692)
INCOME TAXES	(93)	(14)	(149)	(128)
LOSS AFTER INCOME TAXES	(5,503)	(7,324)	(21,849)	(22,820)
Equity in earnings of investee	5	3	9	7
NET LOSS	(5,498)	(7,321)	(21,840)	(22,813)
LOSS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.05)	$(0.07)	$(0.20)	$(0.22)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET LOSS PER ORDINARY SHARE	108,844,756	101,387,826	107,042,978	103,398,521
Other comprehensive income (loss):
Change in unrealized gain (loss) on cash flow hedges	(495)	(514)	(507)	220
TOTAL COMPREHENSIVE LOSS	(5,993)	(7,835)	(22,347)	(22,593)

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

ASSETS	September 30, 2026	December 31, 2025
CURRENT ASSETS
Cash and cash equivalents	35,416	27,863
Short-term deposits	39,325	64,733
Restricted Short-term deposit	1,120	1,132
Trade accounts receivable	14,800	9,971
Prepaid expenses and other current assets	1,685	4,842
Inventories	13,088	10,117
TOTAL CURRENT ASSETS	105,434	118,658
LONG-TERM ASSETS
Property and equipment, net	2,156	2,901
Operating lease right-of-use assets	6,202	6,901
Intangible assets	3,056	3,762
Goodwill	1,847	1,847
Other assets	595	632
TOTAL LONG-TERM ASSETS	13,856	16,043
TOTAL ASSETS	119,290	134,701
LIABILITIES AND SHAREHOLDERS’ EQUITY
TOTAL CURRENT LIABILITIES	19,170	22,934
LONG-TERM LIABILITIES
Non-current operating leases liabilities	5,953	6,717
Other long-term liabilities	107	67
TOTAL LONG-TERM LIABILITIES	6,060	6,784
TOTAL LIABILITIES	25,230	29,718
TOTAL SHAREHOLDERS’ EQUITY	94,060	104,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	119,290	134,701

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Nine Months Ended September 30,
	2026	2025
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss for the period	(21,840)	(22,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	1,825	2,271
Stock-based compensation	9,221	11,670
Exchange rate differences	634	369
Realized and unrealized loss on non-designated derivative instruments	33	655
Interest on short-term deposits	167	895
Change in fair value of Forfeiture Shares	-	(1)
Change in earnout liability	(282)	81
Reduction in the carrying amount of ROU assets	1,025	959
Equity in earnings of investee, net of dividend received	(8)	(1)
Changes in operating assets and liabilities:
Trade accounts receivable	(4,839)	(2,169)
Prepaid expenses and other current assets	2,779	(274)
Inventories	(2,971)	(996)
Other assets	94	15
Current Liabilities	(2,189)	(2,342)
Change in operating lease liabilities	(1,193)	(722)
Other long-term liabilities	40	(20)
Net cash used in operating activities	(17,504)	(12,423)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(30,689)	(77,345)
Maturities of short-term deposits	57,062	111,940
Purchase of property and equipment	(374)	(818)
Derivative instruments of non-designated hedges	(30)	(1,315)
Net cash provided by investing activities	25,969	32,462
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	-	(23,393)
Earnout payment	(1,962)	-
Exercise of stock options	2,203	460
Net cash provided by (used in) financing activities	241	(22,933)

Effect of exchange rate changes on cash and cash equivalents	(33)	179
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT	8,673	(2,715)
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE BEGINNING OF THE PERIOD	27,863	35,423
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE END OF THE PERIOD	36,536	32,708
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalent	35,416	31,588
Restricted Deposit	1,120	1,120
Total cash, cash equivalent and restricted deposit	36,536	32,708
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account of property and equipment	-	94
Operating lease liabilities arising from obtaining operating right-of-use assets and lease modifications	326	607

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income, net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of earnout liability and Forfeiture Shares, which may vary from period-to-period, as well as certain batch production incident income. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Net Loss	(5,498)	(7,321)	(21,840)	(22,813)
Adjusted to exclude the following:
Change in earnout liability	-	744	(282)	81
Change in fair value of Forfeiture Shares	-	(1)	-	(1)
Financial income, net	(911)	(726)	(1,505)	(2,189)
Income taxes	93	14	149	128
Equity in earnings of investee	(5)	(3)	(9)	(7)
Certain batch production incident income	-	(1,476)	-	(1,799)
Depreciation and amortization	598	743	1,825	2,271
Stock-based compensation expenses	2,975	3,729	9,221	11,670
Adjusted EBITDA Loss	(2,748)	(4,297)	(12,441)	(12,659)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
GAAP Loss per Share	2026	2025	2026	2025

GAAP Net Loss used for computing Loss per Share	(5,498)	(7,321)	(21,840)	(22,813)
Loss Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.05)	$(0.07)	$(0.20)	$(0.22)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	108,844,756	101,387,826	107,042,978	103,398,521

	Three Months Ended September 30,		Nine Months Ended September 30,
Non-GAAP Loss per Share[7]	2026	2025	2026	2025

GAAP Net Loss	(5,498)	(7,321)	(21,840)	(22,813)
Adjusted to exclude the following:
Stock based compensation	2,975	3,729	9,221	11,670
Depreciation and amortization	598	743	1,825	2,271
Certain batch production incident income	-	(1,476)	-	(1,799)
Change in fair value of Forfeiture Shares	-	(1)	-	(1)
Change in earnout liability	-	744	(282)	81
Total Non-GAAP Loss used for computing Loss per Share	(1,925)	(3,582)	(11,076)	(10,591)
Loss Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.02)	$(0.04)	$(0.10)	$(0.10)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	108,844,756	101,387,826	107,042,978	103,398,521

[7]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation and amortization, and the change in fair value of Forfeiture Share and earnout liability, divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contact:

Michal Ben Ari: Investors@valens.com

Media Contact:

Yoni Dayan: yoni.dayan@valens.com

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